VERTICAL COMPUTER SYSTEM, INC.
                           201 Main Street, Suite 1175
                            Forth Worth, Texas 76102
                                 (817) 348-8717

Mail Stop 0409

VIA FEDERAL EXPRESS AND EDGAR

February 4, 2005

Andrew Mew, Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:   Vertical Computer Systems, Inc.
      Form 8-K/A filed on January 28, 2005

Dear Mr. Mew:

      We are in receipt of your comment letter dated January 31, 2005. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below.

General

COMMENT 1:     Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

RESPONSE:      We have made these revisions to the Form 8-K/A to incorporate the
               Commission's requested disclosure.

COMMENT 2:     Please revise to clarify whether the effective date was
               January 21, 2005 as disclosed in exhibit 99.1 by your former accountant instead of January 26, 2005 you disclosed in the filing and advise us. Also, indicate in your disclosures whether the board of directors or the audit or similar committee of the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B.

Andrew Mew
February 4, 2005
Page 2

RESPONSE:      We have noted the Commission's comment and have revised the Form
               8-K/A to clarify the effective date of our former accountants resignation. In addition, we have indicated in our disclosures whether the board of directors of the Company or the audit committee of the board of directors of the Company approved the decision to change accountants.

Disagreements

COMMENT 3:     Please revise to clarify the periods in which there were no disagreements with BDO Seidman LLP on any matter of accounting principles or practices, financial disclosures, or auditing scope of procedure. For example, state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal/resignation etc. that there were any disagreements with the former accountant on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

RESPONSE:      We have made these revisions to the Form 8-K/A to incorporate the
               Commission's requested disclosure.

      In connection with responding to the Commission's comments, the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosures in the Form 8-K/A.

      o Staff comments or changes to the Company's disclosure in response to the staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert the staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

      Enclosed with this letter is a redlined version of the Form 8-K/A comparing amendment no.1 of the Form 8-K to amendment no.2 of the Form 8-K/A.

Sincerely,

/s/ Richard Wade
----------------
Richard Wade

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 8-K/A

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) of the
                         SECURITIES EXCHANGE ACT OF 1934


                                January 26, 2005


                         VERTICAL COMPUTER SYSTEMS, INC.
               (Exact Name of Registrant as Specified in Charter)

         Delaware                   000-31889                   65-0393635
(State or other jurisdiction       (Commission                (IRS Employer
     of incorporation)             File Number)            Identification No.)

     201 Main Street, Suite 1175, Forth Worth, Texas 76102         76102
            (Address of principal executive offices)             (Zip code)

       Registrant's telephone number, including area code: (817) 348-8717

                                 Not Applicable
          (Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountant.


      (i) Effective January 26, 2005, BDO Seidman, LLP resigned as the independent certified public accountants of Vertical Computer Systems, Inc. (the "Registrant"). BDO Seidman, LLP's resignation letter is dated January 21, 2005, however, the resignation became effective upon the Registrant receiving this letter on January 26, 2005.


      (ii) BDO Seidman, LLP's report on the Registrant's financial statements for either of the two fiscal years ended December 31, 2003 and 2002 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to audit scope or accounting principles. However, BDO Seidman, LLP's report did include a paragraph regarding the Registrant's ability to continue as a going concern for either of these two fiscal years.


      (iii) The decision to change accountants was not recommended or approved by the board of directors of the Registrant or the audit committee of the board of directors of the Registrant, as BDO Seidman, LLP resigned. On a going forward basis, the Registrant's board of directors will recommend and approve the engagement of any new accountant.

      (iv) During the Registrant's two most fiscal years (the years ended December 31, 2003 and 2002) and subsequent interim periods (from January 1, 2004 through the date of BDO Seidman, LLP's resignation), there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to BDO Seidman, LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. During the Registrant's two most fiscal years (the years ended December 31, 2003 and 2002) and subsequent interim periods (from January 1, 2004 through the date of BDO Seidman, LLP's resignation), BDO Seidman, LLP did not advise the Registrant of any of the matters identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-B.


Item 9.01. Financial Statements and Exhibits.

      (a)   Not applicable

      (b)   Not applicable

      (c)   Exhibit No. Description

Exhibit         Description                                   Location


Exhibit 99.1    Consent Letter dated February 4, 2005         Provided herewith
                from BDO Seidman, LLP

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    February 4, 2005           VERTICAL COMPUTER SYSTEMS, INC.


                                    By:    /s/ Richard Wade
                                    Name:  Richard Wade
                                    Title: President and Chief Executive Officer